Exhibit 21.1

Myovant Sciences Ltd.

List of Subsidiaries

Subsidiary	Jurisdiction

Myovant Sciences, Inc.	Delaware

Myovant Holdings Limited	United Kingdom

Myovant Sciences GmbH	Switzerland